Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR

THE SECOND QUARTER THAT ENDED ON JUNE 30, 2019

Buenos Aires, Argentina, August 12, 2019 – Grupo Financiero Galicia S.A. (BYMA /NASDAQ: GGAL) announced its financial results for the second quarter that ended on June 30, 2019 (the “Quarter”).

HIGHLIGHTS

➢

Net income attributable to Grupo Financiero Galicia S.A. (or “GFG” or “Grupo Financiero Galicia”) for the Quarter reached Ps.11,580 million, 316% higher than the Ps.2,782 million recorded in the second quarter of 2018. The profit per share for the Quarter amounted to Ps.8.11, compared to Ps.1.95 per share recorded for the same quarter of the 2018 fiscal year.

➢

The result of the Quarter was mainly attributable to the income derived from Group Financiero Galicia’s interest in Banco de Galicia y Buenos Aires S.A.U. (or “Banco Galicia” or “the Bank”), for Ps.10,107 million, Tarjetas Regionales S.A., for Ps.922 million, Sudamericana Holding S.A., for Ps.340 million, and Galicia Administradora de Fondos S.A. (or “GAF”), for Ps.114 million, increased by a net operating income of Ps.109 million and partially offset by personnel and administrative expenses of Ps.52 million.

➢	The Bank’s market share of loans to the private sector was 10.62% and 10.68% for deposits from the private sector, increasing 57 bp and 24 bp respectively, as compared to June 30, 2018.

➢

As of the end of the Quarter, the minimum capital requirement amounted to Ps.29,485 million and the computable capital was Ps.60,788 million. The excess of computable capital over the capital requirement amounted to Ps.31,303 million, and the total capital ratio was 16.98%.

Conference Call:

August 13, 2019, 11:00 am Eastern Time (12:00 Buenos Aires Time)

Call-in number: +1 323-794-2575

Conference ID: 7404623

For more information contact:

José Luis Ronsini - CFO

Pablo Firvida - IRO

Tel.: (5411) 6329-4881

inversores@gfgsa.com

www.gfgsa.com

1

CONSOLIDATED INFORMATION

Consolidated Financial Statement		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Financial Information
Assets	645,971	622,519	422,491	4	53
Net loans and other financing	294,087	301,477	249,990	(2)	18
Deposits	408,389	407,769	261,096	-	56
Shareholders’ equity attributable to GFG	73,318	63,709	46,307	15	58
Shares outstanding (in thousands of shares) (1)	1,426,765	1,426,765	1,426,765	-	-
Book value per share (in pesos)	51.38	44.65	32.45	673 bp	1,893 bp
Net income attributable to GFG	11,580	9,037	2,782	28	316
Net income per share (in pesos)	8.11	6.33	1.95	178 bp	616 bp

(1) 10 ordinary shares = 1 ADS.

Selected Ratios		2019	2018		Variation (bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Return (1) on average assets (2)	7.32	5.89	2.98	143	434
Return (1) on average shareholders´ equity (2)	68.87	62.39	24.78	648	4,409
Financial Margin (2) (3)	21.13	19.48	11.84	165	929
Efficiency ratio (4)	36.92	35.38	56.24	154	(1,932)
Total capital ratio (5)	16.82	15.33	13.77	149	305
Non-performing loans / Private-sector loans	5.89	5.14	2.95	75	294
Allowance for loan losses / Private-sector loans	6.05	5.13	3.06	92	299
Allowance for loan losses / Non-accrual loans	102.75	99.80	103.78	295	(103)
Cost of risk (2)	5.95	7.80	4.10	(185)	185

(1) Net income attributable to GFG.

(2) Annualized.

(3) Net interest income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income and expenses, divided by the average balance of interest-earning assets.

(4) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

(5) Banco Galicia consolidated with Tarjetas Regionales S.A..

Market Indicators		2019	2018	Variation
In pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Market price	(bp)
Shares – BYMA	151.60	110.70	95.05	4,090	5,655
ADS – NASDAQ (in US$)	35.50	25.52	32.98	998	252
Price BYMA / book value	2.95	2.48	2.93	47	2
Average daily volume (in thousands of shares)	(%)
BYMA	1,485	1,260	1,017	18	46
NASDAQ (1)	16,046	9,494	8,323	69	93
Market share (%)	(bp)
Banco Galicia
Loans to the private sector	10.62	10.90	10.05	(28)	57
Deposits from the private sector	10.68	11.46	10.44	(78)	24
Galicia Administradora de Fondos S.A.	11.16	10.82	11.80	34	(64)

(1) Expressed in equivalent shares: 10 ordinary shares = 1 ADS.

2

GRUPO FINANCIERO GALICIA

RESULTS FOR THE QUARTER

Income Statement		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Results from Equity Investments	11,481	8,978	2,787	28	312
Banco de Galicia y Buenos Aires S.A.U.	10,107	7,839	1,967	29	414
Tarjetas Regionales S.A. (1)	922	867	567	6	63
Galicia Administradora de Fondos S.A.	114	77	120	48	(5)
Sudamericana Holding S.A.	340	195	119	74	186
Other subsidiaries (2)	(2)	-	14	-	(114)
Net operating income	109	119	51	(8)	114
Administrative expenses	(52)	(28)	(45)	86	16
Other operating income and expenses	(5)	(6)	(6)	-	-
Income tax	47	(26)	(5)	(281)	(1,040)
Net income attributable to GFG	11,580	9,037	2,782	28	316
Other comprehensive income	29	(209)	16	(114)	81
Comprehensive income attributable to GFG	11,609	8,828	2,798	32	315

(1) 83% since January 1, 2018 (77% from the split-merger agreement with Banco Galicia and 6% from the acquisition of a certain minority interest).

(2) Includes the result from the interest in Galicia Warrants S.A. (87.5%) and Galicia Valores S.A. (1%).

Net income attributable to GFG for the Quarter amounted to Ps.11,580 million, which represented a 7.32% annualized return on average assets and a 68.87% return on average shareholders’ equity.

The abovementioned result was mainly attributable to profits from GFG’s interests in Banco Galicia, for Ps.10,107 million, Tarjetas Regionales S.A., for Ps.922 million, Sudamericana Holding S.A., for Ps.340 million, and in GAF, for Ps.114 million.

3

SELECTED FINANCIAL INFORMATION - CONSOLIDATED

Balance Sheet		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Assets
Cash and due from banks	127,897	131,824	91,739	(3)	39
Debt securities	147,524	108,810	31,229	36	372
Net loans and other financing	294,087	301,477	249,990	(2)	18
Other financial assets	50,716	57,680	32,580	(12)	56
Property, bank premises, equipment	13,924	14,048	10,034	(1)	39
Intangible assets	4,859	4,254	1,088	14	347
Other assets	6,670	4,220	5,587	58	19
Assets available for sale	294	206	244	43	20
Total assets	645,971	622,519	422,491	4	53
Liabilities
Deposits	408,389	407,769	261,096	-	56
Financing from financial entities	21,808	14,627	22,231	49	(2)
Other financial liabilities	72,238	67,700	45,154	7	60
Notes	35,226	35,582	25,318	(1)	39
Subordinated notes	10,973	10,983	7,444	-	47
Other liabilities	21,829	20,251	13,323	8	64
Total liabilities	570,463	556,912	374,566	2	52
Shareholders’ equity attributable to third parties	2,190	1,898	1,618	15	35
Shareholders’ equity attributable to GFG	73,318	63,709	46,307	15	58
Shareholders’ equity	75,508	65,607	47,925	15	58

Income Statement		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Net interest income	3,085	4,209	6,742	(27)	(54)
Interest income	23,460	21,982	13,275	7	77
Interest related expenses	(20,375)	(17,773)	(6,533)	15	212
Net fee income	5,694	6,012	4,382	(5)	30
Fee income	6,780	6,761	5,004	-	35
Fee related expenses	(1,086)	(749)	(622)	45	75
Net results from financial instruments	18,182	15,719	1,775	16	924
Gold and foreign currency quotation differences	2,239	(48)	782	N/A	186
Other operating income	2,869	6,510	2,010	(56)	43
Underwriting income from insurance business	669	672	611	-	9
Loan loss provisions	(4,578)	(7,561)	(2,390)	(39)	92
Net operating income	28,160	25,513	13,912	10	102
Personnel expenses	(4,488)	(4,063)	(3,226)	10	39
Administrative expenses	(5,009)	(4,065)	(3,404)	23	47
Depreciations and devaluations of assets	(634)	(569)	(279)	11	127
Other operating expenses	(5,051)	(4,260)	(2,936)	19	72
Operating income	12,978	12,556	4,067	3	219
Income tax	(1,210)	(3,341)	(1,169)	(64)	4
Net income	11,768	9,215	2,898	28	306
Net income attributable to third parties	188	178	116	6	62
Net income attributable to GFG	11,580	9,037	2,782	28	316
Other comprehensive income (1)	29	(209)	16	(114)	81
Total comprehensive income	11,797	9,006	2,914	31	305
Comprehensive income attributable to third parties	188	178	116	6	62
Comprehensive income attributable to GFG	11,609	8,828	2,798	32	315

(1) Net of income tax.

4

Additional Information		2019			2018
(Number of, except otherwise noted)	2Q	1Q	4Q	3Q	2Q
Employees	9,888	9,926	10,209	10,455	10,574
Banco Galicia	6,256	6,205	6,294	6,457	6,478
Tarjetas Regionales	3,227	3,301	3,488	3,564	3,657
Galicia Administradora de Fondos	23	24	22	21	19
Sudamericana Holding	372	380	381	386	391
Other companies	10	16	24	27	29
Branches and other points of sales	552	558	563	556	558
Banco Galicia	325	325	325	319	309
Tarjetas Regionales	227	233	238	237	249
Deposit Accounts at Banco Galicia (in thousands)	4,965	4,781	4,760	4,637	4,505
Credit Cards (in thousands)	14,153	14,185	13,916	14,286	14,205
Banco Galicia	5,509	5,501	5,098	5,029	4,953
Tarjetas Regionales	8,644	8,684	8,818	9,257	9,252
GAF’ assets under management (millions of pesos)	86,496	80,910	60,404	58,115	72,922
Inflation, exchange rate and interest rates
Consumer price index (IPC) (%)	9.51	11.78	11.50	14.10	8.80
Wholesale price index (IPIM) (%)	11.57	8.22	4.50	27.50	16.60
Acquisition value unit (UVA)	38.03	33.97	31.06	26.73	24.31
Exchange rate (Ps./US$) (1)	42.45	43.35	37.81	40.90	28.86
Badlar (quarterly averages) (2)	50.82	41.83	50.21	37.08	27.31
(1)	References foreign currency exchange rates in accordance with Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the Quarter.
(2)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

5

BANCO GALICIA

HIGHLIGHTS

➢

Net income for the Quarter amounted to Ps.10,107 million, Ps.8,140 million (414%) higher than the figure recorded in the same quarter of the 2018 fiscal year, mainly due to an increase in net operating income (142%).

➢

Net operating income for the Quarter amounted to Ps.23,072 million, Ps.13,551 million higher than the Ps.9,521 recorded in the second quarter of 2018, mainly as a consequence of the growth in net income from financial instruments, partially offset by higher loan-loss provisions and interest expenses.

➢

The credit exposure to the private sector reached Ps.295,329 million for the Quarter, up 21% from Ps. 243,075 million recorded in the second quarter of 2018, and deposits reached Ps.409,171 million, up 57% from Ps.261,270 million. As of June 30, 2019, the Bank’s estimated market share of loans to the private sector was 10.62% while its estimated market share of deposits from the private sector was 10.68%.

➢

The non-accrual loan portfolio represented 4.63% of total loans to the private sector, recording an increase of 236 basis points (“bp”) from the 2.27% recorded at the end of the same quarter of the 2018 fiscal year, while coverage with allowances for loan losses reached 108.01%.

➢

As of the end of the Quarter, the minimum capital requirement amounted to Ps.29,485 million (up Ps.3,373 million or 13%), and the computable capital amounted to Ps.60,788 million (up Ps.18,228 million or 43%). The excess of computable capital over the minimum capital requirement amounted to Ps.31,303 million, and the total capital ratio was 16.98%.

INFORMATION DISCLOSURE

The data shown in this report and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A.U. as consolidated, except where otherwise noted.

6

RESULTS FOR THE QUARTER

Income Statement		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Net interest income	820	1,838	4,699	(55)	(83)
Net fee income	3,066	3,350	2,460	(8)	25
Net results from financial instruments	17,645	15,286	1,506	15	1,072
Gold and foreign currency quotation differences	2,263	(57)	760	(4,070)	198
Other operating income	2,420	5,892	1,557	(59)	55
Loan-loss provisions	(3,142)	(6,143)	(1,461)	(49)	115
Net operating income	23,072	20,166	9,521	14	142
Personnel expenses	(3,321)	(2,903)	(2,135)	14	56
Administrative expenses	(3,400)	(2,514)	(2,079)	35	64
Depreciations and devaluations of assets	(479)	(418)	(196)	15	144
Other operating expenses	(4,252)	(3,462)	(2,410)	23	76
Operating income	11,620	10,869	2,701	7	330
Results from associates and joint businesses	50	32	27	56	85
Income tax	(1,563)	(3,062)	(761)	(49)	105
Net income attributable to Banco Galicia	10,107	7,839	1,967	29	414
Other comprehensive income	35	(211)	17	(117)	106
Total comprehensive income	10,142	7,628	1,984	33	411

Profitability and Efficiency		2019	2018	Variation (bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Return (1) on average assets	7.15	6.12	2.39	103	476
Return (1) on average shareholders´ equity	73.59	70.27	22.26	332	5,133
Financial margin (1) (2)	19.59	17.77	9.83	182	976
Efficiency ratio (3)	33.11	31.53	59.53	158	(2,642)
(1)	Annualized.
(2)

Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income, divided by average interest-earning assets.

(3)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

During the Quarter, net income attributable to Banco Galicia amounted to Ps.10,107 million, Ps.8,140 million (414%) higher than the Ps.1,967 million for the same quarter of the previous fiscal year, as a result of a Ps.13,551 million (142%) higher net operating income, which was mainly due to the Ps.16,139 million growth in net income from financial instruments and partially offset by higher interest expenses on time deposits and term investments, which amounted to Ps.10,052 million.

7

Net Interest Income		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Interest income	19,358	17,825	10,314	9	88
Private sector securities	23	41	6	(44)	283
Public sector securities (1)	694	677	24	3	2,792
Loans and other financing	18,510	16,883	10,159	10	82
Financial sector	530	447	338	19	57
Non-financial private sector	17,980	16,436	9,821	9	83
Overdrafts	2,266	2,097	1,418	8	60
Promissory notes	3,182	2,950	2,171	8	47
Mortgage loans	2,657	1,933	802	37	231
Pledge loans	153	50	96	206	59
Personal loans	2,421	2,211	1,803	9	34
Credit-card loans	5,949	5,884	3,022	1	97
Financial leases	145	144	108	1	34
Other	1,207	1,167	401	3	201
Other interest-earning assets	131	224	125	(42)	5
Interest expenses	(18,538)	(15,987)	(5,615)	16	230
Deposits from the non-financial private sector	(16,341)	(13,963)	(4,414)	17	270
Saving accounts	(1)	(1)	(1)	-	-
Time deposits and term investments	(14,012)	(12,794)	(3,960)	10	254
Other	(2,328)	(1,168)	(453)	99	414
Financing from financial institutions	(388)	(405)	(178)	(4)	118
Repurchase agreement transactions	(150)	(171)	(89)	(12)	69
Other interest-bearing liabilities	(228)	(187)	(158)	22	44
Notes	(1,431)	(1,261)	(776)	13	84
Net interest income	820	1,838	4,699	(55)	(83)

(1) Corresponds to interest on Bote 2020.

Net interest income for the Quarter amounted to Ps.820 million, with a Ps.3,879 million (83%) decrease compared to the Ps.4,699 million profit from the same quarter of the 2018 fiscal year. This decrease was primarily a consequence of a Ps.10,052 million (254%) higher interest on time deposits and term investments.

Yields and Rates (1)				2019		2018		Variation (% / bp)
Average balances: in millions of pesos		2Q		1Q		2Q		vs 1Q19	vs 2Q18
Yields and rates: annualized nominal %	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
In pesos	259,762	57.01	239,465	51.90	164,837	26.41	8	511	58	3,060
Government securities	116,289	66.38	98,549	51.91	27,976	16.34	18	1,447	316	5,004
Loans	137,337	48.88	136,160	45.01	132,002	28.69	1	387	4	2,019
Other interest-earning assets	6,136	61.28	4,756	248.86	4,859	22.47	29	N/A	26	3,881
In foreign currency	117,054	5.66	104,577	5.28	66,411	3.67	12	38	76	199
Government securities	10,671	(0.26)	8,846	(13.25)	9,426	1.06	21	1,299	13	(132)
Loans	104,981	5.95	93,903	5.78	56,012	4.06	12	17	87	189
Other interest-earning assets	1,402	28.82	1,828	69.37	973	6.99	(23)	(4,055)	44	2,183
Interest-earning assets	376,816	41.06	344,042	37.73	231,248	19.88	10	333	63	2,118
In pesos	182,174	39.43	176,503	34.90	109,827	19.03	3	453	66	2,040
Saving accounts	31,237	1.33	30,886	0.96	29,023	0.52	1	37	8	81
Time deposits	136,558	47.45	130,944	42.34	68,276	25.19	4	511	100	2,226
Debt securities	10,465	43.61	10,404	35.83	8,812	28.55	1	778	19	1,506
Other interest-bearing liabilities	3,914	52.43	4,269	49.94	3,716	27.88	(8)	249	5	2,455
In foreign currency	179,214	1.41	163,946	1.34	100,172	1.57	9	7	79	(16)
Saving accounts	116,362	-	103,938	-	58,620	-	12	-	99	-
Time deposits	26,129	0.60	28,645	0.54	20,842	1.48	(9)	6	25	(88)
Debt securities	18,853	7.19	14,974	7.51	6,970	8.49	26	(32)	170	(130)
Other interest-bearing liabilities	17,870	5.66	16,389	5.56	13,740	4.86	9	10	30	80
Interest-bearing liabilities	361,388	20.57	340,449	18.74	209,999	10.70	6	183	72	987

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

8

The average interest-earning assets amounted to Ps.376,816 million, growing Ps.145,568 million (63%) as compared to the second quarter of the previous fiscal year, primarily as a result of the Ps.88,313 million (316%) increase in the average portfolio of peso-denominated government securities and of Ps.48,969 million (87%) in the average balance of dollar-denominated loans to the private sector, due to the evolution of the exchange rate.

Interest-bearing liabilities reached Ps.361,388 million, increasing Ps.151,389 million (72%) during the same period, primarily due to a Ps.68,282 million (100%) increase in peso-denominated time deposits and to a Ps.57,742 million (99%) increase in the average balances of dollar-denominated saving accounts as a consequence of the evolution of the exchange rate.

The average yield on interest-earning assets for the Quarter was 41.06%, representing a 2,118 bp increase as compared to the same quarter of the prior fiscal year, mainly due to an increase of 5,004 bp in the average yield on peso-denominated government securities, and of 2,019 bp in the average interest rate on peso-denominated loans. Likewise, the average cost of interest-bearing liabilities was 20.57%, with a 987 bp increase compared to the second quarter of the prior fiscal year mainly due to the 2,226 bp increase in the average interest rate on peso-denominated time deposits and the 1,506 bp increase in the average interest rate on debt securities.

Net Fee Income		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Credit cards	1,647	1,608	1,279	2	29
Deposit accounts	779	1,046	644	(26)	21
Insurance	220	182	152	21	45
Financial fees	69	70	64	(1)	8
Credit-related fees	21	22	26	(5)	(19)
Foreign trade	300	260	176	15	70
Collections	241	202	148	19	63
Utility-bills collection services	320	282	166	13	93
Mutual funds	186	163	109	14	71
Other	236	221	202	7	17
Total fee income	4,019	4,056	2,966	(1)	36
Total expenditures	(953)	(706)	(506)	35	88
Net fee income	3,066	3,350	2,460	(8)	25

Net fee income amounted to Ps.3,066 million, up 25% from the Ps.2,460 million recorded in the second quarter of the previous fiscal year. The increase in fees which stood out were those related to credit-cards (Ps.368 million or 29%) and to deposit accounts (Ps.135 million or 21%).

Net Income from Financial Instruments		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Government securities	18,852	12,163	1,133	55	1,564
Argentine Central Bank	19,301	11,622	1,612	66	1,097
Other	(449)	541	(479)	(183)	(6)
Private sector securities	470	2,346	4	(80)	11,650
Derivative financial instruments	(1,661)	777	369	(314)	(550)
Forward transactions	(1,626)	795	373	(305)	(536)
Interest-rate swaps	(35)	(18)	(4)	94	775
Result from other financial assets / liabilities	(16)	-	-	-	-
Net income from financial instruments	17,645	15,286	1,506	15	1,072

9

Net income from financial instruments for the Quarter amounted to Ps.17,645 million, up Ps.16,139 million from the Ps.1,506 million recorded in the same quarter of the 2018 fiscal year, as a consequence of the increase in results from government securities, due to a higher holding of and a higher yield on Argentine Central Bank paper (Leliq).

During the Quarter, a Ps.2,263 million profit from gold and foreign currency quotation differences was recorded, as compared to a Ps.760 million profit from the same quarter of the 2018 fiscal year. This result includes a Ps. 2,157 million profit from foreign-currency trading.

Other Operating Income		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Other financial income / (losses) (1) (2)	(2)	75	6	(103)	(133)
Fees from bundles of products (1)	852	734	577	16	48
Rental of safe deposit boxes (1)	152	120	104	27	46
Other fee income (1)	177	136	98	30	81
Other adjustments and interest on miscellaneous receivables	549	569	237	(4)	132
Other	692	4,258	532	(84)	30
Total other operating income	2,420	5,892	1,554	(59)	56

(1) Item included for calculating the efficiency ratio.

(2) Item included for calculating the financial margin.

Other Operating Income for the Quarter reached Ps.2,420 million, increasing Ps.866 million from the Ps.1,554 million profit recorded in the second quarter of the 2018 fiscal year.

Provisions for loan losses for the Quarter amounted to Ps.3,142 million, Ps.1,681 million higher than those recorded in the same quarter of the prior fiscal year, due to the evolution of credits in arrears in the consumer portfolio and to higher regulatory provisions on the portfolio in normal situation as a consequence of the increase in the volume of credit.

Personnel expenses amounted to Ps.3,321 million, increasing 56% from the same quarter of the 2018 fiscal year, mainly due to salary increase agreements with the union.

Administrative Expenses		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Fees and compensations for services	577	85	134	579	331
Fees to directors and syndics	9	8	7	13	29
Publicity, promotion and research expenses	246	155	175	59	41
Taxes	674	607	342	11	97
Maintenance	367	273	260	34	41
Electricity and communications	245	262	157	(6)	56
Stationery and office supplies	65	32	24	103	171
Rentals (1)	-	-	90	-	N/A
Hired administrative services	490	449	267	9	84
Security	93	97	109	(4)	(15)
Insurance	23	27	14	(15)	64
Other	611	519	500	18	22
Total administrative expenses	3,400	2,514	2,079	35	64

(1) As of fiscal year 2019, due to the application of IFRS 16, rentals are recognized as a right-of-use asset and a financial liability, consequently the results are exposed in depreciation and other operating expenses, respectively

10

Administrative expenses for the Quarter totaled Ps.3,400 million, up 64% in the same period, as a consequence of higher fees and compensations for services for Ps.443 million (or 331%), and to taxes for Ps.332 million (97%), as compared with the second quarter of the 2018 fiscal year.

Depreciation and devaluation of assets amounted to Ps479 million, up 144% from the second quarter of the 2018 fiscal year. This loss includes Ps.103 million from financial leases.

Other Operating Expenses		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Contribution to the Deposit Insurance Fund (1) (2)	178	153	91	16	96
Other financial expenses (1) (2)	303	292	27	4	1,022
Turnover tax	1,902	1,825	1,188	4	60
On financial income (1) (2)	1,400	1,254	827	12	69
On fees (1)	439	367	319	20	38
On other items	63	204	42	(69)	50
Other fee-related expenses (1)	906	911	666	(1)	36
Charges for other provisions	782	60	289	1,203	171
Claims	53	53	79	-	(33)
Other	128	168	70	(24)	83
Total other operating expenses	4,252	3,462	2,410	23	76
(1)	Item included for calculating the efficiency ratio.
(2)	Item included for calculating the financial margin.

Other operating expenses reached Ps.4,252 million, increasing Ps.1,842 million (76%) from the Ps.2,410 million recorded in the second quarter of the 2018 fiscal year.

The income tax charge was Ps.1,563 million, Ps.802 million higher than in the second quarter of the 2018 fiscal year. During such quarter, in accordance to the Income Tax Law and to the evolution of the consumer price index, this charge was adjusted by inflation for tax purposes.

11

SELECTED FINANCIAL INFORMATION

Balance Sheet		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Assets
Cash and due from banks	127,019	130,542	91,103	(3)	39
Debt securities	148,049	109,013	30,650	36	383
Net loans and other financing	248,417	256,404	212,523	(3)	17
Other financial assets	43,142	53,533	29,581	(19)	46
Equity investments in subsidiaries, associates and joint businesses	265	216	208	23	27
Property, bank premises, equipment	12,292	12,369	9,184	(1)	34
Intangible assets	4,257	3,720	697	14	511
Other assets	2,832	1,474	2,582	92	10
Assets available for sale	294	206	243	43	21
Total assets	586,567	567,477	376,771	3	56
Liabilities
Deposits	409,171	410,170	261,270	-	57
Financing from financial entities	21,402	14,244	20,626	50	4
Other financial liabilities	47,719	45,134	28,397	6	68
Notes	20,120	19,624	13,816	3	46
Subordinated notes	10,973	10,983	7,444	-	47
Other liabilities	16,938	15,720	8,776	8	93
Total liabilities	526,323	515,875	340,329	2	55
Shareholders’ equity	60,244	51,602	36,442	17	65
Foreign currency assets and liabilities
Assets	227,598	214,276	148,391	6	53
Liabilities	237,534	229,661	155,010	3	53
Net forward purchases/(sales) of foreign currency (1)	8,810	13,866	7,661	(36)	15
Net global position in foreign currency	(1,126)	(1,519)	1,042	(26)	(208)
(1)	Recorded off-balance sheet.

LEVEL OF ACTIVITY

Financing to the Private Sector(1)		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
In pesos	175,412	170,766	167,459	3	5
Loans	130,734	129,715	138,567	1	(6)
UVA-adjusted loans	22,582	19,843	10,405	14	117
Financial leases	1,101	1,207	1,517	(9)	(27)
Debt securities	381	452	625	(16)	(39)
Other financing (2)	20,614	19,549	16,345	5	26
In foreign currency	119,917	138,663	75,616	(14)	59
Loans	100,442	109,802	62,655	(9)	60
Financial leases	1,117	1,167	598	(4)	87
Debt securities	2,907	4,601	3,035	(37)	(4)
Other financing (2)	15,451	23,093	9,328	(33)	66
Total financing to the private sector	295,329	309,429	243,075	(5)	21
(1)	Includes IFRS adjustment.
(2)	Includes certain off-balance sheet accounts related to guarantees granted.

As of June 30, 2019, the total financing to the private sector reached Ps.295,329 million, with a 21% increase from a year before, mainly as a consequence of the growth of the loan portfolio, both of UVA-adjusted loans (117%) and of foreign-currency loans (60%). Dollar-denominated loans measured in dollars increased 9% from the same quarter of the 2018 fiscal year.

12

Market Share (1)		2019	2018	Variation (bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Total loans	10.66	10.94	10.03	(28)	63
Loans to the private sector	10.62	10.90	10.05	(28)	57
(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

The Bank’s market share of loans to the private sector as of June 30, 2019, was 10.62%, increasing 57 bp from June 30, 2018.

Break down of loans and other financing		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Financial entities	6,778	7,729	7,860	(12)	(14)
Loans	6,771	7,728	7,856	(12)	(14)
Other financing	7	1	4	600	75
Non-financial private sector and residents abroad	254,445	259,449	209,646	(2)	21
Loans	246,987	251,632	203,771	(2)	21
Overdrafts	14,978	12,891	18,351	16	(18)
Promissory notes	39,279	35,269	47,123	11	(17)
Mortgage loans	12,041	11,954	10,388	1	16
Pledge loans	2,394	954	1,090	151	120
Personal loans	26,320	25,877	23,151	2	14
Credit-card loans	68,733	68,323	61,116	1	12
Other Loans	75,572	90,814	41,629	(17)	82
Accrued interest, adjustments and foreign currency quotation differences receivable	8,878	6,872	2,102	29	322
Documented interest	(1,208)	(1,322)	(1,179)	(9)	2
Financial leases	2,218	2,374	2,115	(7)	5
Other financing	5,240	5,443	3,760	(4)	39
Non-financial public sector	35	-	1	N/A	3,400
Total loans and other financing	261,258	267,178	217,507	(2)	20
Allowances	(12,841)	(10,774)	(4,984)	19	158
Loans	(12,697)	(10,659)	(4,918)	19	158
Financial leases	(33)	(31)	(25)	6	32
Other financing	(111)	(84)	(41)	32	171
Net loans and other financing	248,417	256,404	212,523	(3)	17

As of June 30, 2019, net loans and other financing after provisions amounted to Ps.248,417 million, growing 17% from June 30, 2018, mainly as a result of a 21% increase in loans to the private sector, as a consequence of the increase of other loans (82%).

Loans by Type of Borrower		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Large corporations	95,248	102,208	80,789	(7)	18
SMEs	52,414	53,097	39,949	(1)	31
Individuals	99,556	96,128	84,063	4	18
Financial sector	6,771	7,728	7,856	(12)	(14)
Residents abroad	3,405	3,664	579	(7)	488
Other	386	425	959	(9)	(60)
IFRS adjustment	(3,987)	(3,890)	(2,567)	2	55
Total loans	253,793	259,360	211,628	(2)	20
Allowances	(12,697)	(10,659)	(4,918)	19	158
Net total loans	241,096	248,701	206,710	(3)	17

13

Loans by Sector of Activity		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Financial sector	6,771	7,728	7,856	(12)	(14)
Residents abroad	3,405	3,664	579	(7)	488
Services	17,714	14,076	14,103	26	26
Agriculture and livestock	33,985	34,889	25,214	(3)	35
Consumer	99,561	96,133	84,141	4	18
Retail and wholesale trade	21,321	22,981	25,959	(7)	(18)
Construction	3,077	3,324	3,248	(7)	(5)
Manufacturing industry	50,555	59,050	43,571	(14)	16
Other	21,391	21,405	9,524	-	125
IFRS adjustment	(3,987)	(3,890)	(2,567)	2	55
Total loans	253,793	259,360	211,628	(2)	20
Allowances	(12,697)	(10,659)	(4,918)	19	158
Net total loans	241,096	248,701	206,710	(3)	17

In the last twelve months, loans to the private sector registered growth, mainly those granted to large corporations (Ps.14,459 million or 18%) and to individuals (Ps.15,493 million or 18%). By sector of activity, the higher growth was recorded in the consumer sector (Ps.15,420 million or 18%), in the agricultural and livestock sector (Ps.8,771 million or 35%) and in the manufacturing industry (Ps.6,984 million or 16%).

Net Exposure to the Argentine Public Sector (1)		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Government securities’ net position	159,626	124,015	33,343	29	379
Lebac	-	-	13,634	-	(100)
Leliq	129,646	99,480	2,988	30	4,239
Bote	10,513	10,510	3,948	-	166
Other	19,467	14,025	12,773	39	52
Other receivables resulting from financial brokerage	74	43	50	72	48
Loans and other financing	42	1	4	4,100	950
Trust certificates of participation and securities	32	42	46	(24)	(30)
Total exposure to the public sector	159,700	124,058	33,393	29	378

(1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with minimum cash requirements.

As of June 30, 2019, the Bank’s exposure to the public sector amounted to Ps.159,700 million, recording a 378% increase during the last twelve months. Excluding Central Bank paper, net exposure to the public sector reached Ps.30,054 million (5% of total assets), while as of June 30, 2018, it amounted to Ps.16,771 million (4% of total assets).

14

Deposits		2019	2018		Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
In pesos	220,832	228,545	143,074	(3)	54
Current accounts	42,206	39,559	33,940	7	24
Saving accounts	58,024	56,157	41,651	3	39
Time deposits	111,656	123,320	60,851	(9)	83
UVA-adjusted time deposits	1,269	1,963	3,620	(35)	(65)
Other	1,703	1,650	1,145	3	49
Interests and adjustments	5,974	5,896	1,867	1	220
In foreign currency	188,339	181,625	118,196	4	59
Saving accounts	163,297	154,879	94,524	5	73
Time deposits	23,929	25,749	22,963	(7)	4
Other	1,093	950	658	15	66
Interests and adjustments	20	47	51	(57)	(61)
Total deposits	409,171	410,170	261,270	-	57

As of June 30, 2019, the Bank’s deposits amounted to Ps.409,171 million, representing a 57% increase during the last twelve months. Peso-denominated deposits increased 54% in the same period, mainly due to a Ps.50,805 million (83%) increase in time deposits and Ps.16,373 million (39%) in deposits in saving accounts. Dollar-denominated deposits increased 59% in the last twelve months (8% measured in dollar terms), as a consequence of the evolution of the exchange rate. Deposits in dollar-denominated saving accounts reached Ps.163,297 million, increasing 73%.

At the end of the Quarter, there were 4.9 million deposit accounts, 4% more than recorded a year before.

Market Share (1)		2019	2018	Variation (bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Total deposits	9.07	9.33	8.17	(26)	90
Private sector deposits	10.68	11.46	10.44	(78)	24
(1) According to the daily information on loans published by the Argentine Central Bank. Balances as of the last day of each quarter.

As of June 30, 2019, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 10.68%, recording a 24 bp increase from a year before.

Financial Liabilities		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Financial entities	21,402	14,244	20,626	50	4
Financing from credit-card purchases	11,664	13,791	10,669	(15)	9
Notes	20,120	19,624	13,816	3	46
Subordinated notes	10,973	10,983	7,444	-	47
Creditors for purchases of foreign currency	1,651	2,522	203	(35)	713
Collections on account of third parties	7,760	7,579	4,099	2	89
Other financial liabilities	26,644	21,242	13,426	25	98
Total financial liabilities	100,214	89,985	70,283	11	43

Financial liabilities at the end of the Quarter amounted to Ps.100,214 million, Ps.29,931 million (43%) higher than the Ps.70,283 million recorded a year before. This growth was mainly due to the increase of notes (Ps.6,304 million or 46%) and of other financial liabilities (Ps.13,218 million or 98%), as a consequence of the evolution of the exchange rate.

15

ASSET QUALITY

Loan Portfolio Quality		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Non-accrual loans (1)	11,755	10,236	4,808	15	144
With preferred guarantees	583	475	319	23	83
With other guarantees	868	844	429	3	102
Without guarantees	10,304	8,917	4,060	16	154
Allowance for loan losses	12,697	10,659	4,918	19	158
Relevant ratios (%)				Variation (bp)
Non-accrual loans to private-sector loans	4.63	3.95	2.27	68	236
Allowance for loan losses to private-sector loans	5.00	4.11	2.32	89	268
Allowance for loan losses to non-accrual loans	108.01	104.13	102.29	388	572
Non-accrual loans with guarantees to non-accrual loans	12.34	12.89	15.56	(55)	(322)
Cost of risk (2)	4.77	7.03	2.98	(226)	179

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk; High Risk of Insolvency; and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2) Annualized.

The Bank’s non-accrual loan portfolio amounted to Ps.11,755 million as of June 30, 2019, representing 4.63% of total loans to the private-sector, increasing 236 bp from the 2.27% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 108.01% as of the end of the Quarter, as compared to 102.29% from a year before.

In terms of total financing (defined as loans, certain other receivable financial asset accounts, guarantees granted and unused balances of loans granted) the Bank’s non-accrual portfolio represented 4.12% of total financing to the private-sector, and its coverage with allowances for loan losses reached 106.68%, as compared to 2.00% and 103.38% of a year before, respectively.

Analysis of Loan Loss Experience		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Allowance for loan losses at the beginning of the Quarter	10,659	7,263	4,365	47	144
Changes in the allowance for loan losses
Provisions charged to income	2,879	4,140	1,391	(30)	107
Charge offs	(841)	(744)	(838)	13	-
Allowance for loan losses at the end of the Quarter	12,697	10,659	4,918	19	158
Charge to the income statement
Provisions charged to income (1)	(2,879)	(4,140)	(1,391)	(30)	107
Direct charge offs (1)	(91)	(113)	(55)	(19)	65
Bad debts recovered	46	21	54	119	(15)
Net charge to the income statement	(2,924)	(4,232)	(1,392)	(31)	110
(1) Item included for calculating the cost of risk.

During the Quarter, Ps.841 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.91 million were made.

16

CAPITALIZATION AND LIQUIDITY

Regulatory Capital		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Minimum capital required (A)	29,485	30,411	26,112	(3)	13
Allocated to credit risk	23,041	24,267	20,895	(5)	10
Allocated to market risk	596	1,346	2,045	(56)	(71)
Allocated to operational risk	5,848	4,798	3,172	22	84
Computable capital (B)	60,788	56,132	42,560	8	43
Tier I	46,709	41,635	32,870	12	42
Tier II	14,079	14,497	9,690	(3)	45
Excess over required capital (B) - (A)	31,303	25,721	16,448	22	90
Risk weighted assets	357,941	369,470	317,755	(3)	13
				Variation (bp)
Total capital ratio (%)	16.98	15.19	13.39	179	359
Tier I capital ratio (%)	13.05	11.27	10.34	178	271

As of June 30, 2019, the Bank’s computable capital amounted to Ps.60,788, Ps.31,303 million (106%) higher than the Ps.29,485 million capital requirement. As of June 30, 2018, this excess amounted to Ps.16,448 million (63%).

The minimum capital requirement increased Ps.3,373 million as compared to June 30, 2018, mainly due to the growth of the private-sector loan portfolio, which was due to the evolution of the exchange rate. Computable capital increased Ps.18,228 million in the same period, primarily as consequence of a Ps.13,839 million increase in Tier I, which was due to the increase in results that were partially offset by higher regulatory deductions. Tier II capital increased Ps.4,389 million as a consequence of the effect of the evolution of the exchange rate on the subordinated debt. The total capital ratio was 16.98%, increasing 359 bp during the last twelve months.

Liquidity		2019	2018	Variation (%)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Cash and due from banks	127,019	130,542	91,103	(3)	39
Government securities	105,462	81,500	25,462	29	314
Call-money	233	-	956	-	(76)
Overnight placements in correspondent banks	4,254	4,771	1,154	(11)	269
Repurchase agreement transactions	4,206	5,129	816	(18)	415
Escrow accounts	6,625	5,400	4,138	23	60
Total liquid assets	247,799	227,342	123,629	9	100
Liquidity ratios				Variation (bp)
Liquid assets (*) as a percentage of transactional deposits	94.03	90.72	72.67	331	2,136
Liquid assets (*) as a percentage of total deposits	60.56	55.43	47.32	513	1,324
(*)

Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac (Argentine Central Bank’s bills), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of June 30, 2019, the Bank’s liquid assets represented 94.03% of the Bank’s transactional deposits and 60.56% of its total deposits, as compared to 72.67% and 47.32%, respectively, as of June 30, 2018.

17

TARJETAS REGIONALES

INFORMATION DISCLOSURE

The data shown in the following tables correspond to Tarjetas Regionales S.A., consolidated line by line with its subsidiaries.

RESULTS FOR THE QUARTER

Income Statement		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Net interest income	2,039	2,147	1,938	(5)	5
Net fee income	2,950	2,959	2,213	-	33
Net results from financial instruments	420	368	150	14	180
Gold and foreign currency quotation differences	(35)	(10)	-	250	-
Other operating income	364	378	251	(4)	45
Loan loss provisions	(1,435)	(1,419)	(928)	1	55
Net operating income	4,303	4,423	3,624	(3)	19
Personnel expenses	(1,033)	(962)	(950)	7	9
Administrative expenses	(1,528)	(1,415)	(1,190)	8	28
Depreciations and devaluations of assets	(134)	(126)	(67)	6	100
Other operating expenses	(793)	(775)	(463)	2	71
Operating income	815	1,145	954	(29)	(15)
Income tax	296	(101)	(271)	(393)	(209)
Net income	1,111	1,044	683	6	63

Profitability and Efficiency		2019	2018	Variation (bp)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Return (1) on average assets	5.30	8.10	6.56	(280)	(126)
Return (1) on average shareholders´ equity	25.08	40.28	29.63	(1,520)	(455)
Financial margin (1) (2)	18.51	15.89	17.86	262	65
Efficiency ratio (3)	58.49	53.12	57.22	537	127
(1)	Annualized.
(2)

Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income and expenses, divided by average interest-earning assets.

(3)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

During the Quarter, Tarjetas Regionales S.A. recorded a Ps.1,111 million net income, Ps.428 million (63%) higher than the figure recorded in the same quarter of 2018. This profit represented a 5.30% annualized return on average assets and a 25.08% return on average shareholders’ equity, as compared to 6.56% and 29.63%, respectively, from the second quarter of the 2018 fiscal year.

Net operating income amounted to Ps.4,303 million, increasing 19% from the second quarter of the 2018 fiscal year, mainly as a consequence of the 33% increase of the net fee income.

Provisions for loan losses for the Quarter amounted to Ps.1,435 million, 55% higher than the Ps.928 million recorded in the same quarter of the prior fiscal year.

18

SELECTED FINANCIAL INFORMATION

Balance Sheet		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Assets
Cash and due from banks	984	1,247	682	(21)	44
Debt securities	26	-	-	-	-
Net loans and other financing	45,638	46,327	38,101	(1)	20
Other financial assets	5,703	2,812	1,672	103	241
Property, bank premises, equipment	1,446	1,494	701	(3)	106
Intangible assets	526	462	327	14	61
Other non-financial assets	1,991	1,090	898	83	122
Total assets	56,314	53,432	42,381	5	33
Liabilities
Financing from financial entities	406	370	1,813	10	(78)
Other financial liabilities	24,871	23,307	17,247	7	44
Notes	15,797	16,396	11,815	(4)	34
Other non-financial liabilities	2,360	2,193	1,989	8	19
Total liabilities	43,434	42,266	32,864	3	32
Shareholders’ equity	12,880	11,166	9,517	15	35

ASSET QUALITY

Loan Portfolio Quality		2019	2018	Variation (%)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Non-accrual loans (1)	6,219	5,608	2,631	11	136
Allowances for loan losses	5,772	5,153	2,802	12	106
Ratios (%)				Variation (bp)
Non-accrual loans to loans to the private sector	12.17	11.55	6.44	62	573
Allowance for loan losses to loans to the private sector	11.29	10.61	6.86	68	443
Allowance for loan losses to non-accrual loans	92.81	91.89	106.50	92	(1,369)
Cost of risk (2)	12.06	11.93	9.83	13	223
(1)

The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk; High Risk of Insolvency; and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2)	Annualized.

Analysis of Loan Loss Experience		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Allowance for loan losses
At the beginning of the Quarter	5,153	4,045	2,844	27	81
Changes in the allowance for loan losses
Provisions charged to income	1,357	1,350	863	1	57
Reversals of allowances for loan losses	(636)	(186)	-	242	-
Charge offs (1)	(102)	(56)	(905)	82	(89)
Allowance for loan losses at the end of the Quarter	5,772	5,153	2,802	12	106
Charge to the income statement
Provisions charged to income (2)	(1,357)	(1,350)	(863)	1	57
Direct charge offs (2)	(81)	(67)	(61)	21	33
Bad debts recovered	62	39	74	59	(16)
Net charge to the income statement	(1,376)	(1,378)	(850)	-	62
(1)	Includes Ps.785 million from the sale of bad loans in the first quarter of 2019.
(2)	Item included for calculating the cost of risk.

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GALICIA ADMINISTRADORA DE FONDOS

RESULTS FOR THE QUARTER

Income Statement		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Net results from financial instruments	18	42	62	(57)	(71)
Gold and foreign currency quotation differences	-	1	1	(100)	(100)
Other operating income	152	116	163	31	(7)
Net operating income	170	159	226	7	(25)
Personnel and administrative expenses	(30)	(33)	(34)	(9)	(12)
Other operating expenses	(8)	(8)	(12)	-	(33)
Operating income	132	118	180	12	(27)
Income tax	(12)	(37)	(54)	(68)	(78)
Net income	120	81	126	48	(5)

ASSETS UNDER MANAGEMENT

Mutual Fund	Assets Under Management as of:			Variation
In millions of pesos, except otherwise noted	2Q19	1Q19	2Q18	vs 1Q19	vs 2Q18
Fima Premium	48,102	39,462	19,977	22	141
Fima Ahorro Pesos	14,081	14,471	16,786	(3)	(16)
Fima Ahorro Plus	10,209	13,461	12,390	(24)	(18)
Fima Capital Plus	201	284	400	(29)	(50)
Fima Renta en Pesos	329	443	563	(26)	(42)
Fima Renta Plus	165	251	348	(34)	(53)
Fima Abierto Pymes	488	487	295	-	65
Fima Acciones	374	336	433	11	(14)
Fima PB Acciones	768	742	1,185	4	(35)
Fima Mix I	8	7	238	14	(97)
Fima Renta Dólares I	4,136	7,331	15,251	(44)	(73)
Fima Renta Dólares II	1,549	1,865	5,056	(17)	(69)
Fima Renta Acciones Latinoamerica	133	143	-	(7)	-
Fima Renta Fija Internacional	5,953	1,627	-	266	-
Total Assets Under Management	86,496	80,910	72,922	7	19

SELECTED FINANCIAL INFORMATION

Balance Sheet		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Assets
Cash and due from banks	40	3	2	1,233	1,900
Loans and other financing	-	-	12	-	(100)
Other financial assets	187	156	412	20	(55)
Other non-financial assets	61	246	67	(75)	(9)
Total assets	288	405	493	(29)	(42)
Liabilities
Other non-financial liabilities	26	265	176	(90)	(85)
Total liabilities	26	265	176	(90)	(85)
Shareholders’ equity	262	140	317	87	(17)

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SUDAMERICANA HOLDING

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A., consolidated line by line with the subsidiaries under its control.

RESULTS FOR THE QUARTER

Income Statement		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Earned premium	1,034	1,089	938	(5)	10
Incurred claims	(75)	(173)	(137)	(57)	(45)
Withdrawals	(2)	(1)	-	100	-
Life annuities	(2)	(2)	(2)	-	-
Acquisition and general expenses	(568)	(551)	(478)	3	19
Other income and expenses	(8)	(2)	(1)	300	700
Underwriting income	379	360	320	5	18
Interest income	120	111	105	8	14
Net results from financial instruments	38	7	12	443	217
Gold and foreign currency quotation differences	25	(23)	5	(209)	400
Other operating income	79	95	42	(17)	88
Net operating income	641	550	484	17	32
Personnel expenses	(143)	(132)	(114)	8	25
Administrative expenses	(92)	(80)	(81)	15	14
Depreciations and devaluations of assets	(24)	(20)	(13)	20	85
Other operating expenses	-	-	(67)	-	(100)
Operating income	382	318	209	20	83
Income tax	7	(95)	(73)	(107)	(110)
Net income	389	223	136	74	186
Other comprehensive income	(6)	2	(1)	(400)	500
Total comprehensive income	383	225	135	70	184

Profitability		2019	2018	Variation (pb)
Percentages, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Return on average assets (1)	41.07	27.18	19.58	1,389	2,149
Return on average shareholders’ equity (1)	93.65	72.41	44.60	2,124	4,905
Efficiency ratio (2)	55.36	50.69	51.01	467	435
Combined ratio (3)	59.98	60.48	59.90	(50)	8
(1)	Annualized.
(2)	Acquisition and general expenses divided by earned premiums plus other income and expenses.
(3)	Acquisition and general expenses divided by earned premiums plus incurred claims, withdrawals, life annuities, other income and expenses.

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SELECTED FINANCIAL INFORMATION

Balance Sheet		2019	2018	Variation (%)
In millions of pesos, except otherwise noted	2Q	1Q	2Q	vs 1Q19	vs 2Q18
Assets
Cash and due from banks	100	57	24	75	317
Debt securities	8	62	606	(87)	(99)
Net loans and other financing	427	527	87	(19)	391
Other financial assets	1,781	1,318	1,021	35	74
Property, bank premises, equipment	177	179	146	(1)	21
Intangible assets	77	71	63	8	22
Assets for insurance contracts	1,081	1,004	694	8	56
Other non-financial assets	358	208	269	72	33
Total assets	4,009	3,426	2,910	17	38
Liabilities
Financial entities	6	18	10	(67)	(40)
Liabilities for insurance contracts	1,272	1,232	869	3	46
Other non-financial liabilities	869	698	690	24	26
Total liabilities	2,147	1,948	1,569	10	37
Shareholders’ equity	1,862	1,478	1,341	26	39

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REGULATORY CHANGES

MINIMUM CASH REQUIREMENTS

As of June 1, 2019, the Argentine Central Bank decided to reduce by one percentage point the reserve requirement for non-face-to-face time deposits (online banking, web time deposits, etc.). The Argentine Central Bank also modified the methodology for calculating such reserve requirement in pesos, which will be determined using the average of the daily balances of the period prior to its integration, instead of considering the average balances of the current month.

In addition, effective as of July 1, 2019, the Argentine Central Bank reduced by three percentage points the minimum cash requirement for time deposits in pesos and increased three percentage points the amount that can be integrated with Leliq for certain time deposits.

CONTROLLING COMPANIES

The Argentine Central Bank provided, effective as of January 1, 2020, that financial entities whose controlling company is a “holding company” (i.e. not a financial entity) must comply with the rules regarding “Minimum capital requirements of financial entities”, “Large exposures to credit risk”, “Liquidity coverage ratio” and “Stable net funding ratio” on a consolidated basis, which will include such holding company and all of its subsidiaries of a financial nature.

INFLATION ADJUSTMENT

Through its Communiqué “A” 6651 the Argentine Central Bank established that the presentation of information restated in homogeneous currency shall be applied for financial periods beginning on or after January 1, 2020, in accordance with Law 27,468. Therefore, the criteria for restating the financial information established in IAS 29 has not been used. Its application would have widespread effects on the financial statements, and as a consequence the reported balances would be significantly affected. As of June 30, 2019, GFG’s equity would have amounted to Ps.85,952 million and the profit for the first six months of the fiscal year would have been Ps.10,987 million, approximately.

This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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